UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40298

SMART SHARE GLOBAL LIMITED

6th Floor, 799 Tianshan W Road

Changning District, Shanghai 200335

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Change of Board Composition

The board of directors (“the Board”) of Smart Share Global Limited (the “Company”) deeply regrets to announce that Mr. Onward Choi, an independent director of the Company, passed away on June 12, 2023.

Mr. Onward Choi had served as an independent director of the Company, the chairperson of the audit committee of the Board, a member of the compensation committee of the Board and a member of the nominating and corporate governance committee of the Board (collectively, the “Vacant Directorship and Committee Membership”) since March 2021. Mr. Onward Choi had fulfilled his duties with diligence and made a great contribution to the Company’s corporate governance practices and the Board’s operations during his tenure of service. The Board would like to express its sincere gratitude for his contribution. The Board would also like to express its deepest sadness for Mr. Onward Choi’s departure and convey its sincere condolences to his family.

The Company has appointed Mr. Conor Chia-hung Yang to assume all of the Vacant Directorship and Committee Membership, effective June 27, 2023.

Mr. Yang has been the chief financial officer of Sunrate Holdings Limited since February 2023. Mr. Yang was the co-founder and president of Black Fish Group Limited from 2017 to 2021. From 2007 to 2017, Mr. Yang served in several chief financial officer positions at U.S.-listed companies including Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007, and the chief financial officer of the Asia Pacific region for Cellstar Asia Corporation from 1999 to 2004. Prior to that, Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C., Lehman Brothers Asia Limited and Morgan Stanley Asia Limited from 1992 to 1999. Mr. Yang currently also serves as an independent director of Ehang Holdings Limited (Nasdaq: EH), I-Mab (Nasdaq: IMAB), iQIYI, Inc. (Nasdaq: IQ), Tongcheng Travel Holdings Limited (HKSE: 0780) and UP Fintech Holding Ltd (Nasdaq: TIGR). Mr. Yang received his master's degree in business administration from the University of California, Los Angeles.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART SHARE GLOBAL LIMITED

By	:	/s/ Maria Yi Xin
Name	:	Maria Yi Xin
Title	:	Chief Financial Officer

Date: June 27, 2023